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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

WORLDPORT COMMUNICATIONS, INC.
(Name of Subject Company (Issuer))

WORLDPORT COMMUNICATIONS, INC. (OFFEROR)
THE HEICO COMPANIES, L.L.C. (OFFEROR)
MICHAEL E. HEISLEY, SR. (OFFEROR)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

98155 J 10 5
(CUSIP Number of Class of Securities)

KATHLEEN A. COTE
CHIEF EXECUTIVE OFFICER
WORLDPORT COMMUNICATIONS, INC.
975 WEILAND ROAD, SUITE 160
BUFFALO GROVE, ILLINOIS 60089
(847) 229-8200
MICHAEL E. HEISLEY, SR.
THE HEICO COMPANIES, L.L.C.
5600 THREE FIRST NATIONAL PLAZA
CHICAGO, ILLINOIS 60602
(312) 419-8220

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing person)

WITH A COPY TO:
HELEN R. FRIEDLI, P.C.
MCDERMOTT, WILL & EMERY
227 WEST MONROE STREET
CHICAGO, ILLINOIS 60606
(312) 372-2000

CALCULATION OF FILING FEE

Transaction Valuation: $10,838,178*	Amount Of Filing Fee: $876.81*

*
The transaction value is estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of 21,676,356 shares of common stock, par value $0.0001 per share (the "Shares"), of WorldPort Communications, Inc., a Delaware corporation ("WorldPort"), at the tender price of $0.50 per share, net to the seller in cash, without interest thereon. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals 0.0000809 of the Transaction Valuation.
☐
CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.
Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing Party:	Not applicable.
Date Filed:	Not applicable.
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.
☒
issuer tender offer subject to Rule 13e-4.
☐
going-private transaction subject to Rule 13e-3.
☐
amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION

        This Tender Offer Statement on Schedule TO (the "Schedule TO") is filed by WorldPort Communications, Inc., a Delaware corporation ("WorldPort"), The Heico Companies, L.L.C. and Michael E. Heisley, Sr. This Schedule TO relates to the offer by WorldPort to purchase any and all outstanding shares of its common stock, par value $0.0001 per share, at a purchase price of $0.50 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 7, 2003 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. The Heico Companies, L.L.C. and Michael E. Heisley, Sr. are filing this Schedule TO as offerors as they may be deemed to control WorldPort. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended.

        Except as set forth below, the information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all items of this Schedule TO.

ITEM 1:    SUMMARY TERM SHEET

See the section of the Offer to Purchase captioned "Summary Term Sheet".

ITEM 2:    SUBJECT COMPANY INFORMATION

(a)	See the section of the Offer to Purchase captioned "The Offer—Certain Information Concerning WorldPort".
(b)	See the section of the Offer to Purchase captioned "Introduction".
(c)	See the section of the Offer to Purchase captioned "The Offer—Price Range of Shares; Dividends".
ITEM 3: IDENTITY AND BACKGROUND OF FILING PERSON
(a)
See the section of the Offer to Purchase captioned "The Offer—Certain Information Concerning WorldPort" and Schedule I to the Offer to Purchase ("Information Concerning Directors and Executive Officers of WorldPort and Heico").
ITEM 4: TERMS OF THE TRANSACTION
(a)
See the sections of the Offer to Purchase captioned "Summary Term Sheet", "Introduction", "Special Factors—Background of the Offer", "The Offer—Terms of the Offer", "The Offer—Acceptance for Payment and Payment for Shares", "The Offer—Procedure for Tendering Shares", "The Offer—Rights of Withdrawal", "The Offer—Certain Federal Income Tax Consequences of the Offer" and "The Offer—Certain Conditions of the Offer".
(b)	See the section of the Offer to Purchase captioned "The Offer—Certain Information Concerning WorldPort".
ITEM 5: PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
(e)	See the section of the Offer to Purchase captioned "Special Factors—Conflicts of
Interest".

ITEM 6: PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS
(a)-(c)
See the sections of the Offer to Purchase captioned "Introduction", "Special Factors—Background of the Offer", "Special Factors—Reasons for and Purpose of the Offer; Plans for WorldPort", "The Offer—Certain Effects of the Offer", "The Offer—Certain Information Concerning WorldPort" and "Special Factors—Conduct of WorldPort's Business if the Offer is Not Completed".
ITEM 7: SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
(a), (b) and (d)	See the section of the Offer to Purchase captioned "The Offer—Source and Amount of Funds".
ITEM 8: INTEREST IN SECURITIES OF THE SUBJECT COMPANY
(a) and (b)
See the section of the Offer to Purchase captioned "Introduction", Schedule I to the Offer to Purchase ("Information Concerning Directors and Executive Officers of WorldPort and Heico") and Schedule II to the Offer to Purchase ("Security Ownership of Directors and Executive Officers").
ITEM 9: PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED
(a)	See the sections of the Offer to Purchase captioned "Introduction" and "The Offer—Fees and Expenses".
ITEM 10: FINANCIAL STATEMENTS
(a) and (b)	Omitted as not material.
ITEM 11: ADDITIONAL INFORMATION
(a)(1)	See the sections of the Offer to Purchase captioned "Special Factors—Conflicts of Interest" and "The Offer—Certain Information Concerning WorldPort".
(a)(2)	See the sections of the Offer to Purchase captioned "Introduction", "The Offer— Acceptance for Payment and Payment for Shares" and "The Offer—Certain Legal Matters".
(a)(3)	See the section of the Offer to Purchase captioned "The Offer—Certain Legal Matters".
(a)(4)	See the section of the Offer to Purchase captioned "The Offer—Certain Legal Matters".
(a)(5)	None.
(b)	The information set forth in the Offer to Purchase and in the related Letter of Transmittal, as each may be amended from time to time, is incorporated herein by reference.
ITEM 12: EXHIBITS
The index of exhibits appears on the page immediately following the signature page of this Schedule TO.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WORLDPORT COMMUNICATIONS, INC.
By:	/s/ JONATHAN HICKS
Name: Jonathan Hicks Title: Secretary
THE HEICO COMPANIES, L.L.C.
By:	/s/ STANLEY H. MEADOWS
Name: Stanley H. Meadows Title: Assistant Secretary
/s/ MICHAEL E. HEISLEY, SR. Michael E. Heisley, Sr.

Dated: March 7, 2003

EXHIBIT INDEX

EXHIBIT NUMBER	TITLE
(a)(1)(i), (a)(3)	Offer to Purchase, dated March 7, 2003.
(a)(1)(ii)	Letter of Transmittal.
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)(i)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)(ii)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(5)(iii)	Press Release dated March 7, 2003.
(b)	None.
(d)	None.
(g)	None.
(h)	None.

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INTRODUCTION
  ITEM 1: SUMMARY TERM SHEET
  ITEM 2: SUBJECT COMPANY INFORMATION
SIGNATURE
EXHIBIT INDEX